Exhibit 99.1

Ctrip Reports Unaudited First Quarter of 2017 Financial Results

Shanghai, China, May 10, 2017 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2017.

Key Highlights

•                                Ctrip reported strong financial results in the first quarter of 2017.

•                      Net revenues increased 46% year-on-year to RMB6.1 billion in the first quarter of 2017.

•                  The accommodation reservation business delivered healthy growth in the first quarter of 2017, driven primarily by the volume growth of organic businesses.

•                  The transportation ticketing business also continued its strong growth, benefiting from solid execution of organic air ticketing business, fast growing new business units and the addition of Skyscanner.

•                      Gross margin was 80% for the first quarter of 2017, improving from 73% in the same quarter of 2016 and 78% in the previous quarter, due to further efficiency gain.

•                      Operating margin for the first quarter of 2017 was 7%. Excluding share-based compensation charges, Non-GAAP operating margin for the first quarter of 2017 was 15%, improving significantly from 0% in the same quarter a year ago, driven mainly by improvements in operating efficiency across the board and synergies from the invested companies.

•                                The company has strengthened its presence in lower tier cities through more targeted sales and marketing spending. Recently, Qunar has signed a famous actress as its first brand ambassador. The move will help Qunar increase its influence among younger consumers and grow its customer base, especially in lower tier cities.

“This is the first quarter we consolidated Skyscanner results,” said James Liang, Executive Chairman. “By leveraging Skyscanner and other strategic overseas investments, we expect to further strengthen our international product offerings and improve user experiences for both Chinese and international travelers.”

“We kicked off 2017 with great results,” said Jane Jie Sun, Chief Executive Officer. “The group has continued to achieve healthy revenue growth and margin expansion. We have also been making great strides in penetrating into lower-tier cities and expanding into international markets, thanks to our teams’ strong execution and strategic investments.”

First Quarter of 2017 Financial Results and Business Updates

For the first quarter of 2017, Ctrip reported net revenues of RMB6.1 billion (US$884 million), representing a 46% increase from the same period in 2016. Net revenues for the first quarter of 2017 increased 20% from the previous quarter.

Accommodation reservation revenues for the first quarter of 2017 were RMB2.1 billion (US$301 million), representing a 28% increase from the same period in 2016, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenues for the first quarter of 2017 increased 12% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenues for the first quarter of 2017 were RMB2.9 billion (US$418 million), representing a 48% increase from the same period in 2016, primarily driven by an increase in ticketing volume and the consolidation of Skyscanner’s financial results since December 31, 2016. Transportation ticketing revenues increase 18% from the previous quarter, primarily due to seasonality and the consolidation of Skyscanner’s financial results since December 31, 2016.

Packaged-tour revenues for the first quarter of 2017 were RMB702 million (US$102 million), representing a 26% increase from the same period in 2016, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues for the first quarter of 2017 increased 50% from the previous quarter, primarily due to seasonality.

Corporate travel revenues for the first quarter of 2017 were RMB144 million (US$21 million), representing a 25% increase from the same period in 2016, primarily driven by expansion in travel product coverage. Corporate travel revenue for the first quarter of 2017 decreased 19% from the previous quarter, primarily due to seasonality.

Gross margin was 80% for the first quarter of 2017, compared to 73% in the same period in 2016, and 78% in the previous period.

Product development expenses for the first quarter of 2017 decreased by 18% to RMB2.0 billion (US$285 million) from the same period in 2016, primarily due to a decrease in share-based compensation charges. Product development expenses for the first quarter of 2017 increased 14% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses for the first quarter of 2017 accounted for 32% of the net revenues. Excluding share-based compensation charges, Non-GAAP product development expenses for the first quarter of 2017 accounted for 28% of the net revenues, which decreased from 32% in the same period of 2016 and increased from 27% in the previous quarter.

Sales and marketing expenses for the first quarter of 2017 increased by 22% to RMB1.9 billion (US$273 million) from the same period in 2016 and increased 28% from the previous quarter, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the first quarter of 2017 accounted for 31% of the net revenues. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses for the first quarter of 2017 accounted for 30% of the net revenues, which decreased from 33% in the same period in 2016 and increase from 28% in the previous quarter.

General and administrative expenses for the first quarter of 2017 decreased by 31% to RMB638 million (US$93 million) from the same period in 2016, primarily due to a decrease in share-based compensation charges. General and administrative expenses for the first quarter of 2017 increased 18% from the previous quarter. General and administrative expenses for the first quarter of 2017 accounted for 10% of the net revenues. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 7% of the net revenues, which decrease from 8% in the same period in 2016 and remained consistent with the previous quarter.

Income from operations for the first quarter of 2017 was RMB414 million (US$60 million), compared to loss of RMB1.8 billion in the same period in 2016 and income of RMB207 million in the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB936 million (US$136 million), compared to RMB8 million in the same period in 2016 and RMB797 million in the previous quarter.

Operating margin was 7% for the first quarter of 2017, compared to -44% in the same period in 2016, and 4% in the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 15%, compared to 0% in the same period in 2016 and 16% in the previous quarter.

Income tax expense for the first quarter of 2017 was RMB148 million (US$22 million), compared to RMB94 million in the same period of 2016 and RMB110 million in the previous quarter. The change in the Group’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates as well as the non-deductible expenses.

Net income attributable to Ctrip’s shareholders for the first quarter of 2017 was RMB82 million (US$12 million), compared to net loss of RMB1.6 billion in the same period in 2016 and net income of RMB645 million in the previous quarter.

Diluted earnings per ADS were RMB0.15 (US$0.02) for the first quarter of 2017. Excluding share-based compensation charges, Non-GAAP diluted earnings per ADS were RMB1.09 (US$0.16) for the first quarter of 2017.

As of March 31, 2017, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB36 billion (US$5 billion).

Business Outlook

For the second quarter of 2017, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 40-45%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on May 10, 2017 (or 8:00AM Beijing Time on May 11, 2017) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.268.4181, International dial-in number +1.617.597.5486, Passcode 34628326#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=P4JWCM66K.

A telephone replay of the call will be available after the conclusion of the conference call until May 17, 2017. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 30809529.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	18,434,681,251	18,920,074,163	2,748,732,299
Restricted cash	1,744,490,307	2,207,070,084	320,645,933
Short-term investment	14,112,862,288	14,899,370,234	2,164,599,348
Accounts receivable, net	4,624,818,322	4,815,578,150	699,613,283
Prepayments and other current assets	6,994,589,672	5,774,923,880	838,988,244

Total current assets	45,911,441,840	46,617,016,511	6,772,579,107

Long-term deposits and prepayments	1,147,279,197	1,144,354,941	166,253,333
Land use rights	99,544,772	98,848,921	14,360,896
Property, equipment and software	5,591,960,081	5,564,904,437	808,476,354
Investment	20,532,822,365	21,478,148,266	3,120,372,540
Goodwill	56,015,185,590	56,015,185,590	8,137,956,995
Intangible assets	13,924,769,931	13,828,398,969	2,009,007,289
Other long-term receviables	815,586,298	814,640,214	118,351,960
Deferred tax assets	375,311,594	380,088,976	55,219,807

Total assets	144,413,901,668	145,941,586,825	21,202,578,281

LIABILITIES
Current liabilities:
Short-term Debt	6,887,309,589	10,692,421,425	1,553,408,505
Accounts payable	7,278,791,082	6,416,823,521	932,244,235
Salary and welfare payable	2,508,430,757	2,436,526,375	353,981,633
Taxes payable	1,084,241,429	669,154,536	97,215,617
Advances from customers	8,190,840,057	6,275,608,546	911,728,345
Accrued liability for customer reward program	658,170,680	643,186,036	93,442,881
Other payables and accruals	3,687,242,592	4,595,315,101	667,613,190

Total current liabilities	30,295,026,186	31,729,035,540	4,609,634,406

Deferred tax liabilities	3,607,882,808	3,562,005,006	517,492,592
Long-term Debt	34,650,673,553	34,304,414,250	4,983,788,681
Other long-term Liabilities	339,566,619	339,895,061	49,380,384

Total liabilities	68,893,149,166	69,935,349,857	10,160,296,063

SHAREHOLDERS’ EQUITY
Share capital	4,960,354	5,059,117	734,995
Additional paid-in capital	65,819,998,701	67,236,288,328	9,768,172,990
Statutory reserves	237,495,820	237,495,820	34,503,693
Accumulated other comprehensive income	1,010,373,732	2,161,037,938	313,958,324
Retained Earnings	6,699,580,613	6,782,028,594	985,301,690
Treasury stock	(2,235,574,510)	(2,235,574,510)	(324,787,092)

Total Ctrip’s shareholders’ equity	71,536,834,710	74,186,335,287	10,777,884,600

Noncontrolling interests	3,983,917,792	1,819,901,681	264,397,618

Total shareholders’ equity	75,520,752,502	76,006,236,968	11,042,282,218

Total liabilities and shareholders’ equity	144,413,901,668	145,941,586,825	21,202,578,281

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation	1,614,031,154	1,847,501,104	2,069,936,145	300,722,941
Transportation ticketing	1,949,003,126	2,446,350,221	2,875,375,346	417,738,166
Packaged tour	556,495,540	466,510,925	701,832,134	101,963,060
Corporate travel	115,632,061	179,055,911	144,481,666	20,990,479
Others	163,979,409	239,340,250	341,645,121	49,634,635

Total revenues	4,399,141,290	5,178,758,411	6,133,270,412	891,049,281

Less: business tax and related surcharges	(221,134,734)	(111,476,576)	(48,208,523)	(7,003,795)

Net revenues	4,178,006,556	5,067,281,835	6,085,061,889	884,045,486

Cost of revenues	(1,135,944,483)	(1,126,360,012)	(1,189,306,790)	(172,783,994)

Gross profit	3,042,062,073	3,940,921,823	4,895,755,099	711,261,492

Operating expenses:
Product development *	(2,396,921,596)	(1,722,336,331)	(1,962,685,237)	(285,141,393)
Sales and marketing *	(1,543,324,251)	(1,470,860,760)	(1,880,630,701)	(273,220,406)
General and administrative *	(929,191,857)	(540,338,329)	(638,265,375)	(92,728,001)

Total operating expenses	(4,869,437,704)	(3,733,535,420)	(4,481,581,313)	(651,089,800)

(Loss)/ income from operations	(1,827,375,631)	207,386,403	414,173,786	60,171,692

Interest income	190,697,649	126,421,150	130,280,136	18,927,263
Interest expense	(158,107,727)	(219,680,448)	(260,257,970)	(37,810,607)
Other income/(expense)	318,195,868	(286,715,547)	(88,401,074)	(12,843,020)

(Loss)/ income before income tax expense and equity in income	(1,476,589,841)	(172,588,442)	195,794,878	28,445,328

Income tax expense	(93,531,478)	(110,246,775)	(148,445,807)	(21,566,395)
Equity in (loss)/ income of affiliates	(107,909,642)	873,284,942	27,267,588	3,961,470

Net (Loss)/income	(1,678,030,961)	590,449,725	74,616,659	10,840,403

Less: Net loss attributable to noncontrolling interests	99,346,870	54,866,263	7,831,322	1,137,744

Net (Loss)/ income attributable to Ctrip’s shareholders	(1,578,684,091)	645,315,988	82,447,981	11,978,147

Comprehensive (loss) /income attributable to Ctrip’s shareholders	(1,489,894,815)	1,276,906,894	1,233,112,187	179,148,098

Earnings per ordinary share
- Basic	(27.90)	10.21	1.27	0.18
- Diluted	(27.90)	9.46	1.21	0.18

Earnings per ADS
- Basic	(3.49)	1.28	0.16	0.02
- Diluted	(3.49)	1.18	0.15	0.02

Weighted average ordinary shares outstanding
- Basic	56,591,142	63,194,669	64,940,107	64,940,107
- Diluted	56,591,142	69,583,733	68,483,538	68,483,538

* Share-based compensation charges included are as follows:
Product development	1,071,652,534	338,257,956	283,241,889	41,149,740
Sales and marketing	184,425,162	68,550,655	48,779,212	7,086,706
General and administrative	579,558,336	182,401,276	189,720,083	27,562,774

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,962,685,237)	32%	283,241,889	5%	(1,679,443,348)	28%
Sales and marketing	(1,880,630,701)	31%	48,779,212	1%	(1,831,851,489)	30%
General and administrative	(638,265,375)	10%	189,720,083	3%	(448,545,292)	7%
Total operating expenses	(4,481,581,313)	74%	521,741,184	9%	(3,959,840,129)	65%

Income from operations	414,173,786	7%	521,741,184	9%	935,914,970	15%

Net income attributable to Ctrip’s shareholders	82,447,981	1%	521,741,184	9%	604,189,165	10%

Diluted earnings per ordinary share (RMB)	1.21		7.54		8.75

Diluted earnings per ADS (RMB)	0.15		0.94		1.09

Diluted earnings per ADS (USD)	0.02		0.14		0.16

	Quarter Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,722,336,331)	34%	338,257,956	7%	(1,384,078,375)	27%
Sales and marketing	(1,470,860,760)	29%	68,550,655	1%	(1,402,310,105)	28%
General and administrative	(540,338,329)	11%	182,401,276	4%	(357,937,053)	7%
Total operating expenses	(3,733,535,420)	74%	589,209,887	12%	(3,144,325,533)	62%

Income from operations	207,386,403	4%	589,209,887	12%	796,596,290	16%

Net income attributable to Ctrip’s shareholders	645,315,988	13%	589,209,887	12%	1,234,525,875	24%

Diluted earnings per ordinary share (RMB)	9.46		8.47		17.93

Diluted earnings per ADS (RMB)	1.18		1.06		2.24

Diluted earnings per ADS (USD)	0.17		0.15		0.32

	Quarter Ended March 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(2,396,921,596)	57%	1,071,652,534	26%	(1,325,269,062)	32%
Sales and marketing	(1,543,324,251)	37%	184,425,162	4%	(1,358,899,089)	33%
General and administrative	(929,191,857)	22%	579,558,336	14%	(349,633,521)	8%
Total operating expenses	(4,869,437,704)	117%	1,835,636,032	44%	(3,033,801,672)	73%

Loss/(income) from operations	(1,827,375,631)	-44%	1,835,636,032	44%	8,260,401	0%

Net loss/(income) attributable to Ctrip’s shareholders	(1,578,684,091)	-38%	1,835,636,032	44%	256,951,941	6%

Diluted earnings per ordinary share (RMB)	(27.90)		32.44		4.54

Diluted earnings per ADS (RMB)	(3.49)		4.06		0.57

Diluted earnings per ADS (USD)	(0.54)		0.63		0.09

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8832 on March 31 2017 published by the Federal Reserve Board.